09056312

COMMISSION
549

SEC
Mail Processing
Section

MAR 18 2009

Washington, DC
105

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SEC FILE NUMBER
8- 52570

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 AND ENDING December 31, 2008
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stratton Capital Management, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 Madison Avenue
(No. and Street)

New York NY 10022
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael J. Manning 212 605-0575
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ives & Sultan LLP
(Name – *if individual, state last, first, middle name*)

100 Crossways Park Dr. W. Woodbury, NY 11797
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael J. Manning, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stratton Capital Management, Ltd., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

FARRAH DUPLESSIS
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01DU6176848
QUALIFIED IN KINGS COUNTY
COMMISSION EXP. NOVEMBER 5, 2011

Notary Public

M. J. Manning
President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

STRATTON CAPITAL MANAGEMENT, LTD.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2008

Table of Contents

REPORT ON AUDIT OF FINANCIAL STATEMENTS

IVES & SULTAN, LLP

Certified Public Accountants

100 Crossways Park Drive West, Woodbury, NY 11797-2012 516-496-9500 Fax: 516-496-9508

INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENTS

To the Board of Directors
Stratton Capital Management Ltd.
New York, New York

We have audited the accompanying statement of financial condition of Stratton Capital Management, Ltd. as of December 31, 2008 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stratton Capital Management, Ltd., as of December 31, 2008 and the results of its operations and its cash flows for the year ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ives & Sultan LLP
IVES & SULTAN LLP
Certified Public Accountants

February 24, 2009

STRATTON CAPITAL MANAGEMENT, LTD.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

Assets

Assets	
Cash and Cash Equivalents *(Note 1b)*	$ 231,272
Accounts Receivable	843,900
Prepaid Expenses	12,061
Property and Equipment – Net of Accumulated Depreciation *(Note 2)*	8,932
TOTAL ASSETS	$1,096,165

Liabilities and Stockholders' Equity

Liabilities	
Accounts Payable and Accrued Expenses	$ 41,683
Income Taxes Payable	29,447
	71,130
Stockholders' Equity	
Capital Stock ($.01 par value 1,000 shares authorized Issued as Outstanding)	10
Paid-In Capital	75,199
Retained Earnings	949,826
	1,025,035
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$1,096,165

See accountants' audit report and accompanying notes to financial statements.

STRATTON CAPITAL MANAGEMENT, LTD.

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2008

Revenues	
Commissions	$1,521,368
Interest and Dividends	2,380
Total Revenues	1,523,748
Expenses	
Officer Salary	180,000
Office Salaries	277,488
Payroll Taxes	33,167
Rent and Utilities	186,888
Pension Expense	20,000
Office Expense	19,716
Telephone and Communications	15,121
Consulting	18,205
Computer Expense	6,171
Dues, Licenses and Fees	18,123
Professional Fees	83,467
Insurance	28,076
Travel and Entertainment	88,635
Depreciation	2,208
Total Expenses	977,265
Income before Income Taxes	546,483
Provision for Income Taxes *(Note 1d)*	48,799
Net Income	$ 497,684

See accountants' audit report and accompanying notes to financial statements.

STRATTON CAPITAL MANAGEMENT, LTD.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2008

	Capital Stock	Paid-In Capital	Retained Earnings	Total
Balance, January 1, 2008	$10	$75,199	$802,142	$ 877,351
Net Income – Year Ended December 31, 2008	---	---	497,684	497,684
Less: Stockholders' Distribution	---	---	(350,000)	(350,000)
Balance, December 31, 2008	$10	$75,199	$949,826	$1,025,035

See accountants' audit report and accompanying notes to financial statements.

STRATTON CAPITAL MANAGEMENT, LTD.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2008

Cash Flows From Operating Activities:	
Net Income	$497,684
Adjustment to Reconcile Net Income	
to Net Cash Provided By (Used For) Operations:	
Depreciation	2,208
(Increase) Decrease in Assets:	
Accounts Receivable	1,135
Prepaid Expenses	10,941
Increase (Decrease) in Liabilities:	
Accounts Payable and Accrued Expenses	(4,858)
Income Taxes Payable	8,559
Net Cash Provided By Operating Activities	515,669
Cash Flows From Financing Activities:	
Stockholder's Distributions	(350,000)
Net Increase in Cash	165,669
Cash and Cash Equivalents - At Beginning	65,603
Cash and Cash Equivalents - At End	$231,272

Supplemental Disclosures of Cash Flow Information:

Cash Paid During The Period For:

Interest	$ ---
Taxes	$ 40,240

See accountants' audit report and accompanying notes to financial statements.

1. Summary of Significant Accounting Policies

a. Type of Organization

Stratton Capital Management, Ltd. ("Stratton"), a Delaware Corporation was incorporated on January 21, 1999. Stratton was issued a broker/dealer license on November 29, 2000 by the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA).

Stratton was organized to sell private placement and related programs to qualified investors.

Stratton Capital Management does not maintain any customer accounts, as defined by Rule 15c3-3 of the Securities and Exchange Commission. Stratton is therefore exempt from Rule 15c3-3 in accordance with subparagraph (k)(2)(i) thereof.

b. Cash and Cash Equivalents

Stratton includes cash on deposit, cash on hand, and certificates of deposits with original maturities less than three months (if any) as cash equivalents.

c. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

d. Income Taxes

Effective June 30, 1999, the stockholders elected to treat the Company as a small business corporation ("S" Corporation) for income tax purposes as provided in Section 1372 of the Internal Revenue Code and applicable state statutes. Accordingly, the corporate income or loss is passed through to the stockholders who are responsible for the tax on their personal income tax returns. No provision is therefore necessary for Federal income taxes. The City of New York does not recognize the "S" election and consequently, does assess tax at the corporate level. The provision for New York City taxes on income for the year ended December 31, 2008, is $48,799.

e. Pension Plan

Stratton Capital Management, Ltd. maintains a defined benefit pension plan. Pension expense represents current costs which are accrued and funded on a current basis. There are no unfunded pension costs which have to be amortized.

2. Property and Equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged to expense as incurred.

Depreciation of assets is provided on the straight-line method over the estimated useful lives of the assets, which is from three to seven years.

	Estimated Useful Lives	2008
Computer Equipment	5 Years	$ 7,367
Furniture and Fixtures	7 Years	5,115
		12,482
Less: Accumulated Depreciation		3,550
		$ 8,932

Depreciation expense for the year ending December 31, 2008 was $2,208.

3. Concentration of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. The Company places its cash and temporary cash investments with high credit quality institutions. At times such investments may be in excess of the FDIC insurance limit. The Company routinely assesses the financial strengths of its customers and, as a consequence, believes that its trade accounts receivable credit risk exposure is limited.

In 2008, the three largest customers accounted for 80% of sales.

4. Net Capital Requirements

Stratton is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2008, Stratton had net capital of $160,142 which was $155,400 in excess of its required net capital of $4,742. Stratton's net capital ratio was %.44 to 1.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2008

STRATTON CAPITAL MANAGEMENT, LTD.

SCHEDULE I
YEAR ENDED DECEMBER 31, 2008

NET CAPITAL	
Total Assets	$1,096,165
Less: Total Liabilities	71,130
Net Worth	1,025,035
Deductions and/or Charges	
Non-allowable Assets:	
Accounts Receivable	843,900
Prepaid Expenses - Other	12,061
Furniture and Fixtures (Net of Depreciation)	8,932
Total Deductions and/or Charges	$ 864,893
Net Capital	$ 160,142
Aggregate Indebtedness	
Items Included in Statement of Financial Condition:	
Accounts Payable and Accrued Expenses	$ 41,683
Income Taxes Payable	29,447
Total Aggregate Indebtedness	$ 71,130
Computation of Basic Net Capital Requirement	
Minimum Net Capital required	$ 4,742
Excess Net Capital	$ 155,400
Excess Net Capital at 1,000 percent	$ 153,029
Ratio: Aggregate indebtedness to Net Capital	%.44 to 1
Ratio: Aggregate indebtedness Debt to Equity	% 0

RECONCILIATION WITH STRATTON CAPITAL MANAGEMENT, LTD.

Net Capital, as reported in Company's Part II (Unaudited) Focus Report	$ 142,643
Audit Adjustment to Reflect Pension Accrual	17,499
Net Capital Per Above	$ 160,142

IVES & SULTAN, LLP
Certified Public Accountants

100 Crossways Park Drive West, Woodbury, NY 11797-2012 516-496-9500 Fax: 516-496-9508

The Board of Directors
Stratton Capital Management Inc.
New York, New York

In planning and performing our audit of the financial statements of Stratton Capital Management, Ltd. (the Company) as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study on the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily indentify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority (FINRA) and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulations of registered brokers and dealers, and is not intended and should not be used by anyone other than these specified parties.

IVES & SULTAN LLP
Certified Public Accountants

February 24, 2009

IVES & SULTAN, LLP
Certified Public Accountants
100 Crossways Park Drive West, Woodbury, NY 11797-2012 516-496-9500 Fax: 516-496-9508

STRATTON CAPITAL MANAGEMENT, LTD.

FINANCIAL STATEMENTS

DECEMBER 31, 2008